                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934


                           WSFS FINANCIAL CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   929328102
                            ----------------------
                                 (CUSIP Number)



                                R. TED WESCHLER
                                  QUAD-C, INC.
                              230 EAST HIGH STREET
                        CHARLOTTESVILLE, VIRGINIA 22902


 -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 31, 1997
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                SCHEDULE 13D


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1    NAME OR REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     QUAD-C, INC.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                   (b) / /
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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                            7         SOLE VOTING POWER

                                      -0-
                           ----------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH  8         SHARED VOTING POWER
REPORTING PERSON WITH
                                      -0-
                           ----------------------------------------------------
                            9         SOLE DISPOSITIVE POWER

                                      -0-
                           ----------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

                                      -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES*       / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
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                                  SCHEDULE 13D

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1      NAME OR REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Terrence D. Daniels

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                      (b) / /
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    / /
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION

       United States
-------------------------------------------------------------------------------
                                    7         SOLE VOTING POWER

                                              235,100
                                 ----------------------------------------------
NUMBER OF SHARES                    8         SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH                    -0-
                                 ----------------------------------------------
                                    9         SOLE DISPOSITIVE POWER

                                              235,100
                                 ----------------------------------------------
                                    10        SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       235,100
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12     CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.7%
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14     TYPE OF REPORTING PERSON*
       IN
-------------------------------------------------------------------------------

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                                  SCHEDULE 13D


-------------------------------------------------------------------------------
1           NAME OR REPORTING PERSON
            S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

            R. Ted Weschler

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3           SEC USE ONLY

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4           SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                / /
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION

            United States
-------------------------------------------------------------------------------
                                         7         SOLE VOTING POWER

                                                   57,811
NUMBER OF SHARES                     ------------------------------------------
BENEFICIALLY OWNED BY                    8         SHARED VOTING POWER
EACH REPORTING PERSON WITH
                                                   -0-
                                     ------------------------------------------
                                         9         SOLE DISPOSITIVE POWER

                                                   57,811
                                     ------------------------------------------
                                         10        SHARED DISPOSITIVE POWER

                                                   -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          57,811
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .4%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
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         This Amendment No. 1 to Schedule 13D is being filed on behalf of
Quad-C, Inc., a Delaware Corporation ("Quad-C"), Terrence D. Daniels ("Daniels"), the President, principal stockholder and sole director of Quad-C and R. Ted Weschler ("Weschler"), a Vice President and the Secretary and Treasurer, and a minority stockholder of Quad-C relating to the common stock (the "Common Stock") of WSFS Financial Corporation, a Delaware Corporation (the "Company"). Quad-C, Daniels and Weschler are hereinafter collectively referred to as the "Reporting Persons." Of the Reporting Persons, only Daniels and Weschler possess direct ownership of voting or dispositive power relating to the Common Stock held by each of them. Quad-C no longer possesses direct or indirect ownership of any shares of Common Stock.


Item 5.  Interest in Securities of Issuer.

         a. Pursuant to the transactions disclosed in 5.c. below, Quad-C, Daniels, and Weschler beneficially own -0-, 235,100, and 57,811 shares of the Company's Common Stock. Based upon the Company's Form 10Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission, such shares held by Daniels and Weschler constitute approximately 1.7% and .4% respectively of the Company's Common Stock outstanding.

         b. Daniels and Weschler each possess the sole power to vote or to direct the vote or to dispose or to direct the disposition of the shares of the Company's Common Stock held by each of them.

         c. On January 31, 1997, Quad-C sold to the Company 385,409 shares of the Common Stock then held by Quad-C at a price of $11.125 per share. On January 31, 1997, Quad-C distributed to its individual shareholders the remaining 385,409 shares of the Common Stock then held by it. Pursuant to this distribution, Daniels received 235,100 shares and Weschler received 57,811 shares of Common Stock respectively.

         d.       Not applicable.

         e. On January 31, 1997, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 31, 1997                    QUAD-C, INC.


                                             /s/ Terrence D. Daniels
                                             ----------------------------------
                                             Terrence D. Daniels, President



                                             /s/ Terrence D. Daniels
                                             ----------------------------------
                                             Terrence D. Daniels



                                             /s/ R. Ted Weschler
                                             ----------------------------------
                                             R. Ted Weschler


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